Aurizon Reports Second Quarter 2004 Results

Aurizon reports financial results for the second quarter of 2004, which have been prepared on the basis of available information up to August 10, 2004.  Management's Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities at Casa Berardi:

  Completion of surface site work required for the production shaft collar construction.

  Pilot raise for shaft initiated from the 280 metre level.

  666 metre exploration track drift completed at the 550 metre level.

  Continued definition drilling of 113 Zone.

Aurizon strengthened its financial position in June 2004 by completing a $2 per share flow through private placement that resulted in net proceeds of $8.3 million.  This financing was priced at a 25% premium to the prevailing market price.  At June 30, 2004, cash and working capital exceeded $24 million.

Aurizon reported operating cash flow of $567,000 in the second quarter of 2004, compared to cash flow of $13,000 for the same period of 2003.

Gold production for the second quarter of 9,068 ounces was 32% higher than the 6,873 ounces produced in the same period of 2003, however was 7% lower than forecast.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted a new accounting policy for revenue recognition, changing from the production method to the sales method.  The Company has elected to apply this policy on a prospective basis.  Previously, the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new policy, revenue is recognized when the metals have been delivered and title is passed to a purchaser.

Accounting Guideline 13, in respect of hedge accounting, became effective January 1, 2004 for the Company.  As permitted by the new accounting guideline, the Company has elected not to apply hedge accounting to its derivative instruments, and accordingly, gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.

FINANCIAL RESULTS

Higher gold sales and realized gold prices during the second quarter of 2004, were offset by  increased non-cash amortization charges, resulting in Aurizon incurring a net loss of $228,000, or nil cents per share, compared to a net loss of $259,000, or nil cents per share, in the second quarter of 2003.  These factors have significantly improved cash flow from operating activities, increasing to $567,000 in the second quarter of 2004, compared to cash flow of $13,000 for the same period of 2003.

For the first half of 2004, Aurizon realized a net loss of $524,000, or 1 cent per share, compared to a loss of $312,000, or nil cents per share for the same period of 2003.  Cash flow from operating activities for the first half of 2004 increased to $1.0 million compared to $0.3 million for the same period of 2003.  The increased loss is primarily the result of higher total production costs in the first half of 2004.

The change in accounting policy for revenue recognition has resulted in the deferment of revenues associated with 2,016 ounces of gold produced, but not sold in the first half of 2004, representing 11% of the gold production for the period.  Despite this shortfall, both gold sales and realized gold prices in 2004 were higher than the same periods in 2003.  In the second quarter of 2003, a change in mining methods reduced mine production output.

Revenue from mining operations totaled $5.1 million in the second quarter of 2004 compared to $3.6 million for the same period of 2003.  The average realized gold price per ounce during the second quarter was US$395 compared to US$363 for the same period of 2003.

Revenue from mining operations in the first half of 2004 totaled $8.6 million compared to $7.7 million in the same period of 2003.  The average realized gold price during the first half of 2004 was US$402 per ounce compared to US$355 for the same period of 2003.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Three months ended June 30,			Six months ended June 30,
2004		2003	2004	2003
Revenue (in thousands of $):
Gold Revenues	$5,120	$3,587	$8,577	$7,702
Other Income	$205	$175	$416	$310
Total Revenue	$5,325	$3,762	$8,993	$8,012
Ounces of gold sold	9,500	6,873	15,767	14,545
Realized gold price - US$	$395	$363	$402	$355
Exchange rate	1.37	1.42	1.35	1.47
Realized gold price - CDN$	$539	$515	$544	$522

Mine operating costs in the second quarter of 2004 increased to $3.7 million compared to $2.9 million in 2003 due to higher tonnage ore throughput in 2004.  In 2003, a change in mining methods resulted in a significant reduction in mine production.  Higher production rates have resulted in lower total cash costs per ounce of US$285 compared to US$301 in 2003.

During the first half of 2004, mine operating costs totaled $6.4 million, compared to $5.9 million incurred during the same period of 2003 due to higher tonnage ore throughput in 2004.  Higher mining costs associated with flatter dipping zones and a stronger Canadian dollar contributed to higher total cash costs per ounce of US$302 compared to US$279 in 2003.

Depreciation and depletion expense increased in the second quarter of 2004 to $1.1 million, compared to $0.4 million in the same period of 2003 and totaled $1.7 million in the first half of 2004 compared to $1.0 million in the same period of 2003.  On a per ounce basis, depreciation and amortization increased to US$82 in the second quarter of 2004 from US$41 in the same period of 2003, due to increased capital expenditures resulting from the shaft deepening activities at Sleeping Giant.  Depreciation and depletion charges in the first half of 2004 were US$85 per ounce, compared to US$49 per ounce in 2003.

Capital expenditures of $7.8 million were incurred during the second quarter of 2004, of which $6.8 million was invested at Casa Berardi and $0.9 million at Sleeping Giant.  During the same period of 2003, $5.5 million was invested at both Casa Berardi ($3.7 million), and Sleeping Giant ($1.8 million).

Year to date 2004 investing activities total $13.1 million, compared to $9.4 million for the same period of 2003.  Capital expenditures totaled $12.9 million in the first half of 2004, of which $10.9 million was invested at Casa Berardi and $2.0 million at Sleeping Giant.

Financing activities during the second quarter of 2004 totaled $9.2 million, of which $8.3 million was provided by an equity financing at $2 per share, $0.4 million from the exercise of incentive stock options and private placement warrants, and $0.5 million from provincial refundable mining duties.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Capital Expenditures by project (in thousands of $):
Casa Berardi	$6,833	$3,727	$10,933	$6,566
Sleeping Giant	$934	$1,822	$2,027	$2,782
Other	$5	$3	$25	$16
Total	$7,772	$5,552	$12,985	$9,364

OPERATIONS

The Sleeping Giant Mine produced 18,136 ounces of gold during the second quarter, 32% higher than the same period of 2003, although 7% lower than forecast.  Aurizon's share of second quarter production was 9,068 ounces.  The average ore grade of 11.5 grams per tonne was 5% lower than plan, and 7% lower than the grade achieved in the same period of 2003.

For the first half of 2004, the Sleeping Giant Mine produced 35,565 ounces of gold, 22% higher than the same period of 2003, although 3% lower than forecast.  Aurizon's share of production was 17,783 ounces.  The average ore grade of 11.6 grams per tonne matched plan, and was 5% lower than the same period of 2003.

Higher ore production rates, partially mitigated by lower ore grades in the second quarter of 2004, resulted in total cash costs of US$285 per ounce compared to US$301 in the same period of 2003.  In 2003, a change in mining methods lowered ore production.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

SLEEPING GIANT PRODUCTION
	Second Quarter June 30		Six Months Ended June 30
	2004	2003	2004	2003
Tonnes milled	50,676	35,738	98,094	76,320
Ore grade (grams/tonne)	11.5	12.3	11.6	12.2
Gold production - ounces	18,136	13,746	35,565	29,090
Aurizon's 50% share	9,068	6,873	17,783	14,545
Gold sold - ounces	9,500	6,873	15,767	14,545
Total cash costs/ounce – US$	$285	$301	$302	$279
Depreciation and amortization/ounce – US$	$82	$41	$85	$49
Total production costs/ounce – US$	$367	$342	$387	$328

Difficult mining conditions resulting from a variable-dipping flat Zone 8 together with a production changeover associated with the completion of the shaft sinking, and a strong Canadian dollar, have resulted in a corresponding increase in total cash costs to US$302 per ounce in the first half of 2004, compared to the US$279 per ounce achieved for the same period of 2003.  The total cash costs in the first half were 6% higher than plan.

Shaft infrastructure work associated with the completion of the 200 metre shaft deepening in December 2003, continued during the first half of 2004.  Aurizon's share of the shaft-related costs and total capital costs in 2004 was $771,000 and $2.0 million, respectively.

CASA BERARDI

More than 20,000 metres of definition drilling of Zone 113 was completed in 147 holes during the first half of 2004.  Results to date continue to confirm the continuity of the mineralization.  Approximately 40,000 metres of definition drilling is planned for 2004.  A 666 metre exploration track drift has been completed at the 550 metre level to allow for detailed definition drilling of Zone 113.

Aurizon has assembled a 32 member technical group at Casa Berardi to conduct the ongoing exploration and development program and to assist Met-Chem Canada Inc. in the completion of an updated feasibility study, scheduled for completion in the fourth quarter of 2004.  Metallurgical and environmental testwork, as well as detailed engineering and mine planning studies are in progress.

As a result of the encouraging definition drill results to date, engineering and site preparation studies have been initiated in respect of a new production shaft.  At June 30, 2004, a trackless access to the new shaft has been completed at the 280 metre level and approximately 35 metres of excavation raising towards surface has been completed in order to shorten the period required to sink the shaft.  Access to the shaft location at the 550 metre level is expected to be complete in the third quarter.  Construction of the shaft collar is expected to begin during the third quarter of 2004.

OUTLOOK

As at June 30, 2004, cash and working capital exceeded $24 million and the Company remains debt free.

Aurizon's forecast gold production for 2004 is 34,500 ounces at a total cash cost of US$290 per ounce, based on a Canadian dollar exchange rate of 1.33 for the second half of 2004.  A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

The completion of a $9 million tax flow through financing in June 2004 allows the Company to accelerate the development of Casa Berardi in the second half of 2004.  For the full year, capital expenditures are now forecast to be $32.7 million compared to the original budget of $23.1 million, of which $28 million will be spent at Casa Berardi.  The Company estimates that it will end the year with cash and working capital of approximately $10 million.

Common Shares (TSX – ARZ/AMEX – AZK)
	June 30,	Dec. 31,
	2004	2003

Issued	102,446,603	97,362,619
Fully-diluted	111,655,226	107,262,826
Weighted average	97,778,870	81,762,760
Issued as at August 10, 2004	102,446,603

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Summary of Quarterly Results:

2004			2003
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$5,325,478	$3,681,446	$5,402,401	$4,804,490
Net Earnings (Loss)	($228,190)	($296,191)	($90,662)	$7,927
Earnings (Loss) per share - Basic and diluted	(0.00)	(0.00)	($0.00)	($0.00)
	2003		2002
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$3,761,627	$4,169,655	$4,317,317	$4,028,592
Net Earnings (Loss)	($258,915)	($52,916)	($971,294)	($626,836)
Earnings (Loss) per share - Basic and diluted	(0.00)	(0.00)	($0.02)	($0.01)

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer, at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.

For further information, please contact us at:

  Suite 900 - 510 Burrard Street,

  Vancouver, British Columbia Canada V6C 3A8

  Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD

  Fax: (604) 687-3932

Email: info@aurizon.com Web Site: www.aurizon.com

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange. This 20-F document is available on Sedar at www.sedar.com.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

August 10, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	June 30	December 31
	2004	2003
	$	$
ASSETS
CURRENT
Cash and cash equivalents	24,347,459	27,080,839
Bullion settlements	-	781,685
Accounts receivable	1,194,232	1,498,872
Refundable tax credits	1,736,703	1,736,703
Prepaids	498,048	469,755
Inventories	1,746,627	1,058,177
TOTAL CURRENT ASSETS	29,523,069	32,626,031
RECLAMATION DEPOSITS	774,029	428,650
PROPERTY, PLANT & EQUIPMENT	8,257,691	7,985,842
MINERAL PROPERTIES	48,374,484	37,570,739
TOTAL ASSETS	86,929,273	78,611,262
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	4,440,048	4,717,569
	4,440,048	4,717,569
ASSET RETIREMENT OBLIGATIONS	2,819,796	2,622,431
FUTURE INCOME TAX LIABILITIES	967,320	967,320
LONG TERM LIABILITIES	651,405	651,405
TOTAL LIABILITIES	8,878,569	8,958,725
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 3) Common shares issued – 102,446,603 (2003 – 97,362,619)	130,673,521	121,750,973
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	414,000	414,000
DEFICIT	(53,779,760)	(53,255,379)
TOTAL SHAREHOLDERS' EQUITY	78,050,704	69,652,537
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,929,273	78,611,262

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Aurizon Mines Ltd.
Consolidated Statements of Loss and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	$	$	$	$
		(As restated)		(As restated)
Revenue
Mining operations	5,119,885	3,586,970	8,576,871	7,701,719
Interest and other income	205,593	174,657	416,426	310,648
	5,325,478	3,761,627	8,993,297	8,012,367

Expenses
Operating costs	3,683,333	2,890,721	6,382,644	5,907,931
Depreciation and depletion	1,056,821	402,814	1,735,155	1,032,283
Accretion	25,330	44,130	47,427	88,260
Administrative and general costs	741,411	544,487	1,293,871	1,017,098
Gain on sale of property, plant and equipment	(29,850)	699	(67,350)	699
Foreign exchange (gain) loss	(15,143)	78,540	(71,299)	159,625
Capital taxes	89,856	42,542	168,997	85,066
	5,551,758	4,003,933	9,489,445	8,290,962
EARNINGS (LOSS) FOR THE PERIOD BEFORE THE FOLLOWING	(226,280)	(242,306)	(496,148)	(278,595)
INCOME TAX EXPENSE	(1,910)	(16,609)	(28,233)	(33,236)
NET LOSS FOR THE PERIOD	(228,190)	(258,915)	(524,381)	(311,831)
DEFICIT – BEGINNING OF PERIOD
AS PREVIOUSLY REPORTED	(53,551,570)	(54,372,784)	(53,255,379)	(54,319,868)
CHANGE IN ACCOUNTING POLICY (Note 2)	-	1,365,643	-	1,365,643
DEFICIT – AS RESTATED	(53,551,570)	(53,007,141)	(53,255,379)	(52,954,225)
DEFICIT – END OF PERIOD	(53,779,760)	(53,266,056)	(53,779,760)	(53,266,056)
LOSS PER SHARE – Basic and Diluted	0.00	0.00	(0.01)	0.00
Weighted average number of common shares outstanding	97,841,120	77,747,957	97,778,870	68,560,915

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	$	$	$	$
		(As restated)		(As restated)
OPERATING ACTIVITIES
Net loss for the period	(228,190)	(258,915)	(524,381)	(311,831)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	1,078,492	426,296	1,778,184	1,079,010
Accretion	25,330	44,130	47,427	88,260
(Gain) loss on sale of property, plant & equipment	(29,850)	699	(67,350)	699
Unrealized foreign exchange (gain) loss	12,829	-	(29,700)	-
Cash flow from operations	858,611	212,210	1,204,180	856,138
Decrease (increase) in non-cash working capital items	(292,013)	(198,806)	(165,715)	(562,022)
	566,598	13,404	1,038,465	294,116
INVESTING ACTIVITIES
Property, plant & equipment	(247,110)	(373,919)	(513,168)	(517,770)
Reclamation deposits	(200,268)	-	(345,379)	-
Mineral properties	(7,524,587)	(5,179,547)	(12,471,546)	(8,848,165)
Proceeds on disposal of property, plant & equipment	78,000	2,900	183,000	7,900
	(7,893,965)	(5,550,566)	(13,147,093)	(9,358,035)
FINANCING ACTIVITIES
Mining duties	452,700	-	452,700	-
Issuance of shares	8,759,048	7,866,072	8,922,548	8,107,277
	9,211,748	7,866,072	9,375,248	8,107,277
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,884,381 22,463,078	2,328,910 9,156,336	(2,733,380) 27,080,839	(956,642) 12,441,888
CASH AND CASH EQUIVALENTS – END OF PERIOD	24,347,459	11,485,246	24,347,459	11,485,246

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.  The Company's independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Change in Accounting Policies

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply a new CICA Accounting Standard, EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title is passed to a purchaser.

The adoption of the new standard has resulted in a decrease in bullion settlements of $781,685 and an increase in inventories of $839,239 as at June 30, 2004, compared to December 31, 2003.  The effect on operations for the three and six months ended June 30, 2004, was an increase in the net loss of $54,000 and $37,000, respectively.

b)

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which is effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company does not intend to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  For the quarter ended June 30, 2004, this resulted in an unrealized foreign exchange loss of $12,829 being charged to operations and for the six months ended June 30, 2004 this resulted in an unrealized foreign exchange gain of $29,700 being credited to operations.

c)

Asset Retirement Obligations

On January 1, 2003, the Company retroactively adopted the new CICA Accounting Standard, section 3110 for asset retirement obligations.  The adoption of the new standard in 2003 resulted in a $1,365,643 credit to the opening deficit.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2004

3.

Share Capital

a)

Private Placement

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  The Company has a commitment to incur eligible flow through expenditures related to this financing, prior to December 31, 2004.

b)

Warrants

Outstanding warrants issued and pursuant to private placements as at June 30, 2004 and the changes during the periods ended on those dates is presented below.   One warrant is exchangeable for one common share:

	Three months ended June 30,		Six months ended June 30,
	2004		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,836,207	$2.33	6,886,207	$2.32
Issued	180,000	$2.00	180,000	$2.00
Exercised	(183,984)	$1.35	(233,984)	$1.35
Expired	(255,600)	$1.32	(255,600)	$1.32
Outstanding at end of period	6,576,623	$2.39	6,576,623	$2.39

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 6,000,000 shares.

The status of stock options granted to officers, directors and employees as at June 30, 2004 and the changes during the periods ended is presented below:

	Three months ended June 30, 2004		Six months ended June 30, 2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	2,854,000	$1.35	3,014,000	$1.31
Exercised	(190,000)	$0.90	(350,000)	$0.76
Expired	(32,000)	$1.05	(32,000)	$1.05
Outstanding at end of period	2,632,000	$1.39	2,632,000	$1.39

4.

Commitments

At June 30, 2004, the Company has a commitment to incur $13,995,000 of eligible flow through expenditures prior to December 31, 2004, of which $4,995,000 has been incurred to date.